UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2013

AIR METHODS CORPORATION 401(K) PLAN

Air Methods Corporation
7301 South Peoria, Englewood, Colorado 80112

REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan (the “Plan”) as of and for the years ended December 31, 2013 and 2012, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firm, are provided beginning on page 1 attached hereto.

EXHIBIT

23.1 Consent of EKS&H LLLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Methods Corporation 401(k) Plan

Dated: June 27, 2014	By:	/s/ Trent Carman
Chief Financial Officer
Air Methods Corporation
Plan Administrator

AIR METHODS CORPORATION 401(K) PLAN

Financial Statements
and Supplemental Information

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm There on)

AIR METHODS CORPORATION 401(K) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012	3

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012	4

Notes to Financial Statements	5

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Plan Administrator and Benefits Committee
Air Methods Corporation 401(k) Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Air Methods Corporation 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Air Methods Corporation 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Plan Administrator and Benefits Committee
Air Methods Corporation 401(k) Plan
Page Two

The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2013, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EKS&H LLLP

June 27, 2014
Denver, Colorado

AIR METHODS CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

Investments, at fair value
Mutual funds and other	$199,678,583	$157,663,710
Guaranteed interest account	14,167,601	13,754,511
Money market funds	7,277,809	7,701,502
Company stock	34,007,158	21,875,456
Total investments, at fair value	255,131,151	200,995,179

Participant notes receivable	6,784,967	5,862,935

Net assets available for benefits	261,916,118	206,858,114

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(259,112)

Net assets available for benefits, at contract value	$261,916,118	$206,599,002

See notes to financial statements.

AIR METHODS CORPORATION 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2013	2012

Contributions
Employer	$10,519,368	$9,394,527
Employee	19,996,177	18,904,899
Rollover	1,455,522	939,236
Total contributions	31,971,067	29,238,662

Investment income
Net realized and unrealized appreciation of investments	40,733,945	16,168,073
Interest and dividends	7,486,724	7,051,557
Net investment income	48,220,669	23,219,630

Distribution to participants including administrative expenses and other	(24,874,620)	(19,269,020)

Net increase in net assets available for benefits before asset transfers from other plan	55,317,116	33,189,272

Asset transfers in due to Plan mergers	-	19,633,585

Net assets available for benefits
Beginning of year	206,599,002	153,776,145

End of year	$261,916,118	$206,599,002

See notes to financial statements.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The Air Methods Corporation 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Air Methods Corporation (the “Employer”).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period.  Actual results could differ from those estimates.

Investments

The Plan’s investments are managed by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.  The Plan’s investments are stated at their fair values.  Air Methods Corporation common stock, which is traded on a national securities exchange, is valued based upon the last reported sales price on the last day of the Plan year.  Mutual funds are valued at quoted market prices.  Money market funds are valued at cost plus accrued interest, which approximates fair value.  Common/collective trusts are valued based upon the market value of the underlying investments.  Changes in market values after the Plan year-end are not reflected in the accompanying financial statements.

Investment transactions are recorded on the date of purchase or sale (trade date).  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan’s interest in the guaranteed interest account (“Stable Value Fund”) is based on the fair value of the Stable Value Fund’s underlying investments using information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year-end.  As required, the statements of net assets available for benefits present the fair value of the investment.  No adjustment to the investments in fully benefit-responsive investment contracts from fair value to contract value was required for the year ended December 31, 2013 as contract value approximated the estimated fair value as of December 31, 2013.  The adjustment from contract value to fair value was approximately $259,000 for the year ended December 31, 2012.

As of December 31, 2013 and 2012, $14,167,601 and $13,754,511, respectively, was invested in the Stable Value Fund.  The Stable Value Fund is a common/collective trust that is held in the general account of Fidelity.  The Stable Value Fund invests in fully benefit responsive guaranteed investment contracts.  The crediting interest rates are fixed for the life of the underlying investments or change quarterly.  The average yields for the years ended December 31, 2013 and 2012 was approximately 1.17% and 1.42%, respectively.  The objective of the Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account.  Loans to Plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid.  Participant loans are valued at their outstanding balance, which approximates fair value.  New loans bear interest at the prime rate plus 2.00% and have maximum terms of five years, except for loans for primary residences, which may have a term of up to ten years.  The interest rates on loans outstanding were between 3.25% and 9.50% at December 31, 2013 with maturity dates ranging from January 2014 to March 2035.

Note 2 - Plan Description

The following summary of the Plan provides general information only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (“IRC”).  The Plan was amended July 1, 2013 and December 16, 2013 through the adoption of the Fidelity Volume Submitter Plan Document No. 14.  The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan’s assets and valuation of the individual participant’s accounts.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 2 - Plan Description (continued)

General (continued)

Effective January 1, 2012, employees of Omniflight Helicopters Inc., a company acquired by the Employer in 2011, became eligible to participate in the Plan. The Omniflight Helicopters Inc. 401(k) Plan merged into the Plan on March 1, 2012, transferring net assets of $19,633,585.

Employees who have completed one month of service and are over the age of 18 are eligible to participate in the Plan.  Participants may enter the Plan immediately upon satisfaction of eligibility requirements. Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).  In the event of Plan termination, the participants would become 100% vested in their accounts.  Each terminated participant is assessed an annual administrative fee which varies based upon the number of participants and rates negotiated by the Employer.  All other Plan expenses with the exception of loan and distribution fees are paid by the Employer.

Contributions

The Employer may make discretionary matching contributions on behalf of eligible participants. During the year ended December 31, 2013, the Employer contributed discretionary matching contributions equal to 70% of the first 8% of compensation.  Discretionary matching contributions are funded on a payroll basis.  Participants may annually contribute up to 60% of their annual compensation, subject to annual IRC limitations ($17,500 in 2013 and $17,000 in 2012). Participants who are age 50 years or older during the Plan year are eligible to make a catch-up contribution based on IRS limitations.  During 2014, the Employer ceased matching on catch-up contributions.  The contributions are invested at the direction of the participant in a variety of investment options. The Plan also permits rollover contributions from other qualified retirement plans. The Plan previously accepted after-tax employee deferrals but no longer permits such deferrals; however, those accounts are being maintained by the Plan.

As a result of an administrative error, beginning in July 2013 through April 2014, the Employer erroneously over-calculated and over-contributed matching contributions.  The error was discovered in March 2014.  The Employer is currently working to determine the amount over-contributed. In order to preserve the favorable tax status of the Plan, the Employer intends to remove those amounts and earnings thereon from participant accounts and utilize it to offset future matching contributions.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 2 - Plan Description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Employer’s discretionary contributions and b) Plan earnings and losses and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement (age 59½), financial hardship, or termination of employment.  Distributions are made in a lump-sum cash payment. Vested account balances up to but not exceeding $5,000 for terminated participants will be automatically distributed.

Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits.  There were no benefits payable to participants who had withdrawn from participation in the Plan and requested a distribution as of December 31, 2013 or 2012.

Vesting

Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times.  With the exception of matching contributions from two previous employers, which are subject to historical vesting schedules, vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

Years of Service	Non-Forfeitable Vested Percentage

1	33.33%
2	66.67%
3	100.00%

At December 31, 2013 and 2012, forfeited non-vested accounts totaled approximately $309,000 and $244,000, respectively.  These accounts will be used to reduce future Employer contributions. During 2013, $248,000 in forfeitures were utilized to reduce employer contributions.  During 2012, no forfeitures were utilized to reduce employer contributions.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 3 - Fair Value Measurements

Fair value accounting guidance defines fair value as the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.  This guidance establishes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices for identical assets in active markets;

Level 2:
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; or

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Company stock	$34,007,158	$-	$-	$34,007,158
Mutual funds:
Other equity funds	94,716,333	-	-	94,716,333
Target date funds	71,911,199	-	-	71,911,199
Fixed income funds	11,535,435	-	-	11,535,435
Index equity funds	7,185,280	-	-	7,185,280
International equity funds	14,330,336	-	-	14,330,336
Money market funds	7,277,809	-	-	7,277,809
Guaranteed interest account	-	14,167,601	-	14,167,601

Total assets measured at fair value	$240,963,550	$14,167,601	$-	$255,131,151

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 3 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Company stock	$21,875,456	$-	$-	$21,875,456
Mutual funds:
Other equity funds	70,363,808	-	-	70,363,808
Target date funds	58,408,975	-	-	58,408,975
Fixed income funds	12,019,436	-	-	12,019,436
Index equity funds	5,176,867	-	-	5,176,867
International equity funds	11,694,624	-	-	11,694,624
Money market funds	7,701,502	-	-	7,701,502
Guaranteed interest account	-	13,754,511	-	13,754,511

Total assets measured at fair value	$187,240,668	$13,754,511	$-	$200,995,179

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 – Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013:

Fair Value

Air Methods Corporation Common Stock	$34,007,158
Fidelity Contra Fund K	$23,299,329
Fidelity Freedom 2030 K Fund	$14,538,914
Morley Stable Value Fund	$14,167,601
Fidelity Freedom 2020 K Fund	$13,752,112
Fidelity International Discovery Fund K	$13,309,243

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 4 – Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012:

Fair Value

Fidelity Contra Fund K	$16,706,283
Air Methods Corporation Common Stock	$21,875,456
Morley Stable Value Fund	$13,754,511
Fidelity International Discovery Fund K	$11,211,263
Fidelity Freedom 2020 K Fund	$13,053,470
Fidelity Freedom 2030 K Fund	$11,740,475
Fidelity Total Bond Fund	$10,333,033

Net appreciation in fair value for the years ended December 31, 2013 and 2012 including realized and unrealized gains and losses, was as follows:

	December 31,
	2013	2012

Mutual Funds	$28,299,790	$11,401,594
Air Methods Corporation Common Stock	$12,434,155	4,766,479

	$40,733,945	$16,168,073

Note 5 - Federal Income Taxes

The Plan operates under an opinion letter dated March 31, 2008 from the Internal Revenue Service (“IRS”) stating that the Plan constitutes a qualified Plan under section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Financial Accounting Standards Board Accounting Standards Codification Topic 740-10-25, Accounting for Uncertainty in Income Taxes, requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

AIR METHODS CORPORATION 401(K) PLAN

Notes to Financial Statements

Note 5 - Federal Income Taxes (continued)

The Plan will make corrective distributions of $377,302 in 2014 in order to comply with non-discrimination testing related to the 2013 plan year.

Note 6 - Risks and Uncertainties

Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Note 7 - Related Party Transactions

Certain Plan investments are shares of money market funds and mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Employer have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds common stock of Air Methods Corporation, the Plan sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Note 8 - Reconciliation to 5500

Contributions and payables for financial reporting purposes differ from amounts shown on the Plan’s Form 5500 for the year ended December 31, 2012 due to the accrual of corrective distributions.

SUPPLEMENTAL INFORMATION

AIR METHODS CORPORATION 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Employer Identification Number: 84-0915893
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Fidelity International Discovery K	Mutual fund	$13,309,243
*	Fidelity Freedom Income K Fund	Mutual fund	506,991
*	Fidelity Leveraged Company Stock K	Mutual fund	8,788,780
*	Fidelity Freedom 2000 K Fund	Mutual fund	372,642
*	Fidelity Freedom 2010 K Fund	Mutual fund	2,449,215
*	Fidelity Freedom 2020 K Fund	Mutual fund	13,752,112
*	Fidelity Freedom 2030 K Fund Janus Triton I T. Rowe Price Mid Cap Growth Invesco Diversified Dividend Fund Sentinel Common Stock	Mutual fund Mutual fund Mutual fund Mutual fund Mutual fund	14,538,914 8,887,274 10,258,559 7,585,140 4,337,418
	Spartan US Bond Index Advantage	Mutual fund	4,877,131
	Spartan International Index Inv	Mutual fund	1,021,093
	Spartan Ext Mkt Idx Inv	Mutual fund	916,244
	Spartan 500 Index Advantage	Mutual fund	7,185,280
*	Fidelity Freedom 2040 K Fund	Mutual fund	8,492,964
*	Fidelity Total Bond Fund	Mutual fund	10,506,167
*	Fidelity Freedom 2005 K Fund	Mutual fund	351,450
*	Fidelity Freedom 2015 K Fund	Mutual fund	6,676,449
*	Fidelity Freedom 2025 K Fund	Mutual fund	9,937,570
*	Fidelity Freedom 2035 K Fund	Mutual fund	8,568,036
*	Fidelity Freedom 2045 K Fund	Mutual fund	4,183,768
*	Fidelity Freedom 2050 K Fund	Mutual fund	2,458,493
*	Fidelity Freedom 2055 K Fund	Mutual fund	129,586
	RS Partners Y Fund RS Emerging Markets	Mutual fund Mutual fund	3,507,962 1,212,482
	Northern Small Cap Value	Mutual fund	988,843
	Cohen & Steers Realty	Mutual fund	2,442,198
	Artisan Mid Cap Value IS	Mutual fund	7,793,671
	Oakmark EQ & INC I	Mutual fund	8,278,632
*	Fidelity Contra Fund K	Mutual fund	23,299,329
	American Century Inflation Adjusted Bond IS	Mutual fund	1,029,268
	Brokerage Link Account	Mutual fund	1,035,679
	Total mutual funds		199,678,583

*	Fidelity Retirement Government Money Market Fund	Cash and cash equivalent	7,277,809

	Morley Stable Value Fund	Guaranteed interest account	14,167,601

*	Air Methods Corporation common stock	Company stock	34,007,158

*	Participant loans (interest rates ranging from 3.25% to 9.50%), maturity dates January 2014 to March 2035 secured by participant account balances		6,784,967

			$261,916,118

* Represents a party-in-interest

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